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10030734

SE[illegible] [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

APR 01 2010

Washington, DC
112

SEC FILE NUMBER
8- 65943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2009 AND ENDING 01/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Premier Securities of America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 Colony Point
(No. and Street)

Suwanee	GA	30024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Early 770-271-0443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard
(Name – *if individual, state last, first, middle name*)

171 17th Street, NW, Suite 900	Atlanta	GA	30363
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN G. EARLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PREMIER SECURITIES OF AMERICA INC, as of JANUARY 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public


PAUL JOSEPH PARTEN
NOTARY
PUBLIC
Exp. Apr. 22, 2011
FULTON COUNTY, GA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREMIER SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED JANUARY 31, 2010

with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Board of Directors
Premier Securities of America, Inc.

We have audited the accompanying balance sheet of Premier Securities of America, Inc., (the "Company") a wholly owned subsidiary of The Consortium Group, LLC, at January 31, 2010, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Premier Securities of America, Inc. at January 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith + Howard

March 23, 2010

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

PREMIER SECURITIES OF AMERICA, INC.
BALANCE SHEET
JANUARY 31, 2010

ASSETS

Current Assets	
Cash and cash equivalents	$ 119,761
Prepaid expenses	1,256
Total Current Assets	121,017
Property and Equipment, at Cost	
Furniture and office equipment	51,725
Accumulated depreciation	(51,725)
	-
	$ 121,017

STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts payable	$ 144
Income taxes payable	369
	513
Stockholder's Equity	
Capital stock, par value $0.01 per share, authorized 25,000 shares, 10,000 shares issued and outstanding	100
Additional paid in capital	145,625
Accumulated deficit	(25,221)
	120,504
	$ 121,017

The accompanying notes are an integral part of these financial statements.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF INCOME
YEAR ENDED JANUARY 31, 2010

Income	
Fees	$ 27,664
Interest income, net	50
	27,714
Commission Expense	9,941
Operating Expenses	10,616
Net Income Before Provision for Income Taxes	7,157
Provision for Income Taxes (Note 2)	1,581
Net Income	$ 5,576

The accompanying notes are an integral part of these financial statements.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED JANUARY 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at Beginning of Year	$ 100	$ 145,625	$ (30,797)	$ 114,928
Net Income	-	-	5,576	5,576
Balance at End of Year	$ 100	$ 145,625	$ (25,221)	$ 120,504

The accompanying notes are an integral part of these financial statements.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JANUARY 31, 2010

Cash Flows From Operating Activities	
Cash received from customers	$ 27,664
Cash paid to suppliers and employees	(18,942)
Interest received	50
Net Cash Provided by Operating Activities	8,772
Increase in Cash	8,772
Cash and Cash Equivalents at Beginning of Year	110,989
Cash and Cash Equivalents at End of Year	$ 119,761
Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net Income	$ 5,576
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Provision for deferred income taxes	1,212
Decrease in prepaid expenses	1,471
Increase in accounts payable	144
Increase in income taxes payable	369
Total adjustments	3,196
Net Cash Provided by Operating Activities	$ 8,772

The accompanying notes are an integral part of these financial statements.

PREMIER SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Premier Securities of America, Inc. (the Company) is a Georgia Corporation and wholly owned subsidiary of The Consortium Group, LLC, formed in February 2003. The Company is involved in the sale of variable life insurance policies, annuities and mutual funds through a network of registered agents. The Company is registered with the Secretary of State of Georgia, Department of Securities, pursuant to the Investment Advisors Act of 1940.

Basis of Accounting

The Company follows accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets accounting principles generally accepted in the United States of America ("GAAP"). In June 2009, the FASB issued FASB ASC 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the sole source of authoritative GAAP. Pursuant to the provisions of FASB ASC 105, the Company no longer references to particular standards of GAAP. The adoption of FASB ASC 105 did not impact the Company's financial position or results of operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments having a remaining maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts. As a result of liquidity issues experienced in the global credit and capital markets, it is at least reasonably possible that changes in risks in the near term could occur which in turn could materially affect the amounts reported in the accompanying financial statements.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed by the straight-line method over the assets' estimated useful lives of 5 years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

PREMIER SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

Management has evaluated subsequent events through March 23, 2010, the date which the financial statements were available to be issued.

NOTE 2 – INCOME TAXES

The Company accounts for income taxes in accordance with GAAP. This prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates and laws that will be in effect when the temporary differences are expected to reverse. There were none at January 31, 2010.

Effective February 1, 2009, the Company adopted new accounting provisions for accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company utilizes a two-step approach for evaluating tax positions. Recognition occurs when the Company concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement is only addressed if recognition has been satisfied. Under measurement, the tax benefit is measured at the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon final settlement. The term "more likely than not" is interpreted to mean that the likelihood of occurrence is greater than 50%.

Significant components of the provision for income taxes are as follows for the year ended January 31, 2010:

Current:	
Federal	$ 259
State	110
	369
Deferred:	
Federal	1,212
	$ 1,581

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed one thousand percent of the Company's net capital and that the Company shall, at all times, have and maintain net capital of not less than $5,000. Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; there was no aggregate indebtedness at January 31, 2010 and the net capital totaled $119,248.

SUPPLEMENTARY INFORMATION

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Premier Securities of America, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements of Premier Securities of America, Inc. taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and to meet specific requirements of the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information (schedules) have been prepared solely for filing with regulatory agencies and are not intended for any other purpose. This supplementary information (schedules) has been prepared in conformity with the accounting practices by the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with accounting principles generally accepted in the United States of America.

Smith + Howard

March 23, 2010

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

PREMIER SECURITIES OF AMERICA, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
YEAR ENDED JANUARY 31, 2010

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at January 31, 2010	$ 122,085	$ (1,581)	$ 120,504
Add: liabilities subordinated to claims of general creditors	-	-	-
Deduct: other allowable credits: excess fidelity bond deduction	-	-	-
Total capital and allowable subordinated liabilities and credits at January 31, 2010	122,085	(1,581)	120,504
Deduct: total non-allowable assets from balance sheet at January 31, 2010	(2,468)	1,212	(1,256)
Net capital before haircuts on security positions at January 31, 2010	119,617	(369)	119,248
Haircuts on securities at January 31, 2010	-	-	-
Net capital at January 31, 2010	$ 119,617	$ (369)	$ 119,248

There are no material differences between the above computation and the corresponding computation contained in the unaudited FOCUS Report as of January 31, 2010.

PREMIER SECURITIES OF AMERICA, INC.
SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED JANUARY 31, 2010

During the year ended January 31, 2010, there were no liabilities subordinated to general creditors.

PREMIER SECURITIES OF AMERICA, INC.
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED JANUARY 31, 2010

Professional fees	$	8,289
Licenses and permits		1,690
Insurance		364
Travel and entertainment		190
Postage and delivery		43
Office supplies		40
	$	10,616

SMITH & HOWARD
Certified Public Accountants and Advisers
171 17TH STREET, NW
SUITE 900
ATLANTA, GEORGIA 30363
404.874.6244
404.874.1658 (*fax*)
WWW.SMITH-HOWARD.COM